LUCIRA HEALTH, INC.

1412 62nd Street

Emeryville, California 94608

February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Courtney Lindsay

Mary Beth Breslin

Eric Atallah

Angela Connell

Re:	Lucira Health, Inc.

Registration Statement on Form S-1, as amended (File No. 333-252164)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lucira Health, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time, on February 4, 2021, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Josh Seidenfeld and Alexa Ekman of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP at (650) 843-5862, or in his absence, Alexa Ekman of Cooley LLP at (858) 550-6183.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Lucira Health, Inc.

/s/ Erik T. Engelson
By:	Erik T. Engelson
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]